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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

    Under the Securities Exchange Act of 1934
(Amendment No.         )*

Telegen Corporation (Name of Issuer)
Common Stock (Title of Class of Securities)
879-4131-02 (CUSIP Number)
William M. Swayne II c/o Telegen Corporation 1840 Gateway Drive, Suite 200 San Mateo, CA 94404

— with copies to —
Ina P. Kagel, Esq.
1801 Century Park East, Suite 2500
Los Angeles, CA 90067
(310) 553-9009
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
(Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  / /.

    NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 4 Pages

CUSIP No. 879-4131-02	13D	Page 2 of 4 Pages

William M. Swayne II
(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

(2)	Check the Appropriate Box if a Member	(a)	/x/
	of a Group*	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds*
00

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power
0

		(8)	Shared Voting Power
1,154,967

		(9)	Sole Dispositive Power
0

		(10)	Shared Dispositive Power
1,154,967

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,154,967

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

(13)	Percent of Class Represented by Amount in Row (11)

(14)	Type of Reporting Person*
IN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 879-4131-02	13D	Page 3 of 4 Pages

Item 1. Security and Issuer

The class of equity Securities to which this Schedule 13D relates is the common stock, $.01 par value (the "Common Stock"), of Telegen Corporation, a California Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1840 Gateway Drive, Suite 200, San Mateo, California 94404.

Item 2. Identity and Background

    The business address of William M. Swayne II is the same as "the Issuer." Swayne's principal occupation is President and Chief Operating Officer of Telegen Corporation. Swayne has not been convicted, during the last five years, in a criminal proceeding nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisidiction nor as a result of such proceeding was nor is subject to a judgment, decree or final order enjoining future violations of, or prohibitory or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Position	Date of Transaction	Number of Shares Beneficially Owned	Price Per Share	Purchase Price (Including Commission)	Explanation for Transactions
William & Candace Swayne Jtwros	7/7/00	23,292	$1.75	$40,761	(a)
William M. Swayne II, FLP	6/30/00	100,000	$1.75	$44,000	(b)
WMS Financial Planners Inc.	6/30/00	87,325	$1.75	$38,423	(c)
William Swayne II, FLP	7/7/00	124,974	$1.75	$54,989	(d)
WMS Financial Planners Inc.	10/19/00	100,000	(e)	$44,000	(e)
William & Candace Swayne Jtwros	12/31/00	18,217	(f)	$24,617	(f)
WMS Financial Planners Inc.	1/31/01	12,500	(i)	$5,500	(d)
William M. Swayne II	6/30/00	500,000	$1.75	(g)	(g)
William M. Swayne II, FLP	7/7/00	110,742	$1.75	(h)	(h)
WMS Financial Planners Inc.	7/7/00	77,917	$1.75	(h)	(h)

Explanation of Responses:

a)
Stock purchased in the Issuer's "1999 $1.75 Reg D" offering, which closed on July 7, 2000.

b)
Stock issued under employment contract approved by Board of Directors on 6/30/00 for services rendered.

c)
Stock issued in the Issuer's "1999 $1.75 Reg D" offering as advisor fee.

d)
Stock issued in the Issuer's "1999 $1.75 Reg D" offering as selling agent compensation.

e)
Received in exchange for 300,000 shares of Telisar Corporation (previously named eTraxx Corporation); common stock in connection with the acquisition by the Issuer of 66.7% of the outstanding shares of Telisar Corporation.

f)
Issued on 12/31/00 pursuant to year 2000 Officer's Stock Purchase Plan.

g)
Incentive stock options to purchase a total of 500,000 shares of common stock at $1.75 per share vesting at the rate of 38,000 shares per month over a twelve month period commencing 7/1/00 and exercisable for a period of 3 years, but not yet exercised.

h)
Three-year warrants issued in two tranches as part of selling agreement relating to the Issuer's "1999 Reg D" offering which closed 7/7/00, but not yet exercised.

CUSIP No. 879-4131-02	13D	Page 4 of 4 Pages

Item 4. Purpose of Transaction

    The purpose of the acquisition of the Issuer's common stock, options and warrants by Swayne was to compensate him for services rendered to the Issuer as an officer and director and for services in connection with the Issuer's "1999 Reg D" offering which closed 7/7/00. Swayne was issued three-year warrants in two tranches.

Item 5. Interest in Securities of the Issuer

    William M. Swayne II has beneficial ownership of 1,154,967 shares of common stock, inclusive of a sixty day projection.

    The aggregate numbers stated above in this Item 5 reflects the greatest number of beneficial ownership of the Issuer's Common Stock that Swayne has the right to acquire in the next sixty days. Of these shares, William M. Swayne II shares his beneficial ownership with his wife Candace K. Swayne as community property. She is the President of WMS Financial Planners, Inc. located at 2209 Eastlake Avenue East, Seattle, Washington 98102. She shares the right to vote or to direct the vote, to dispose or to direct the disposition, to receive or the power to direct the receipt of dividends, if any, and the right to receive or the power to direct the receipt of the proceeds from the sale of the beneficially owned securities.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

    On             2000, the Issuer acquired    % of the outstanding shares of Telisar Corporation ("Telisar") from its shareholders, who included Jessica Stevens, Bonnie A. Crystal and William M. Swayne II, officers and directors of the Issuer. An aggregate of 5,100,000 shares of the Issuer were issued in the transaction of which 3,500,000, 1,500,000 and 100,000 shares, respectively were issued to Stevens, Crystal and Swayne, who each retain    %,    % and    % respectively of the outstanding shares of Telisar. The William M. Swayne II Family Limited Partnership still owns 240,000 shares of Telisar Corporation common stock.

Item 7. Material to be Filed as Exhibits

    N/A

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 25, 2001
(Date)

/s/ WILLIAM M. SWAYNE
(Signature)

President and Chief Operating Officer
(Name/Title)

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SCHEDULE 13D
Item 1. Security and Issuer
Item 2. Identity and Background
Item 3. Source and Amount of Funds or Other Consideration
Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 7. Material to be Filed as Exhibits
SIGNATURE